Mail Stop 3-09							August 31, 2004



Mr. Kenneth U. Kuk
Chairman, President & Chief Executive Officer and Secretary
KMG America Corporation
6306 Maple Ridge
Excelsior, Minnesota 55331

Re:	KMG America Corporation
	Registration Statement on Form S-1
	File Number 333-117911

Dear Mr. Kuk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Comments Applicable to the Entire Prospectus
1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.
2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
4. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.
5. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.
6. Please provide us annotated documentary support for the following statements or revise your filing appropriately:

* ". . . most worksite insurance companies, which generally do not offer equity incentives to their sales and marketing personnel." (page 3)
* "As a result, many companies have reassessed how they deploy capital and in many cases, multi-line companies have chosen to shift capital away, or withhold further capital from, their life and health insurance divisions." (page 88)
* "The current difficult investment environment has led a number of multi-line insurance companies in the United States and Europe to divest some or all of their life and health insurance and/or annuity operations." (pages 88-89)
* "There has been some consolidation in the life and health insurance industry over the last few years." (page 89)
* "Based on 2003 revenues, Kanawha ranks in the top 10% of the 386 third-party plan administrators that are members of the Society of Professional Benefit Administrators." (page 96)
7. Please eliminate the jargon and technical terms in the forepart of your prospectus. For example, these words and phrases appear in your summary and risk factors sections:
* "voluntary insurance"
* "group insurance"
* "in force"
* "managed care services"
* "risk-adjusted returns"
* "reinsurance"
* "investment grade securities"
* "ceded reinsurance"
* "coinsurance contracts"
* "separate accounts"
* "surrender charges"

Instead, please explain these concepts in concrete, everyday language. Further, place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. See Rule 421(d)(2)(ii) of Regulation C.

8. We note your use of the following acronyms in the forepart of your prospectus: VBOs, VOBA, SAP, HIPAA, DAC and NAIC. Please reduce your over-reliance on such acronyms in the forepart of the prospectus and please define these acronyms where first used.
9. If you must include jargon or technical terms in the main body of the prospectus (as opposed to the forepart of the prospectus), you must make every effort to concisely explain these terms where you first use them. Where this is simply not possible, a glossary is permissible.
10. We note that you refer to estimates prepared by Eastbridge Consulting Group, Inc. on pages 2, 4, 85 and 94. Please tell us who Eastbridge Consulting Group, Inc. is and how they arrived at these estimates. Please disclose any payments you have made or received from Eastbridge and any relationship you have or have had with them.
11. We note your statement on pages 4 and 85 that "Life and health insurance industry premiums, including annuities, in the United States exceeded $500 billion for the year 2002, with approximately
$200 billion of statutory equity capital for the year 2002 . . . ."
We believe that reference to this $500 billion industry figure is inappropriate as it is much broader than the market you expect to target. Please revise or explain.
12. We note the following statements you have made regarding cycles in the industry and believe that some of these statements appear to be inconsistent. Please revise or explain as appropriate.

* "Because we believe our product offerings generally will not be correlated to each other or the general economy, we do not expect our results of operations to be significantly impacted by pricing cycles." (Pages 1 and 94) Since your statement in the next bullet point indicates that your industry is not subject to pricing cycles, we do not understand why you discuss how your product offering will not be impacted by pricing cycles.

* "As a result, the life and health insurance business has relatively low underwriting risk compared to the property and casualty insurance business and is not subject to `commodity-like` pricing cycles . . . .." (Pages 4 and 85) If your industry is not subject to pricing cycles, we do not understand how your business may be materially adversely affected by insurance industry cycles as stated in the next bullet point.

* "Our results of operations and financial condition may be
materially adversely affected from time to time by . . . insurance industry cycles . . . ." (Page 17)

* "While the life and health insurance industry has historically experienced some degree of cyclicality due to variability in market conditions and levels of competition in some product lines, we believe, as a whole, variability in industry performance and financial condition has been significantly less than that of the property and casualty segment of the insurance industry." (Page 85) This statement about some degree of cyclicality in your industry appears to contradict your statement in the second bullet point that your industry is not subject to pricing cycles.
13. Please tell us who the significant shareholders of Kanawha are, the percentage of Kanawha shares beneficially owned, if any of these persons or entities has a relationship with the company and the amount of the acquisition consideration you expect these shareholders will receive
14. Please supplementally confirm to us that the offering cannot be completed without the consummation of the acquisition. We may have additional comments.

Pages i and ii
15. Please relocate the three sections located on these pages so that they appear somewhere after the Risk Factors section in the filing.
16. We note your statement that "Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data." It is not appropriate to disclaim liability for statements included in your registration statement. Please revise to delete this language.

Prospectus Summary, pages 1-13
17. It appears that a key part of your business strategy is to offer both voluntary and group insurance. To the extent practicable, please disclose what percentage of your current insurance business is comprised of each of voluntary and group insurance?
18. We note that currently you only appear to discuss the positive aspects of your company and its strategy in the summary. The summary section should provide a brief, but balanced description of the key aspects of the company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of your
company`s experience, strategy and prospects.   For example, you
should include disclosure discussing the risks involved in your aggressive growth strategy. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.
19. We note that on pages 3 and 94 you state your target market is comprised of workplaces with 50 to 10,000 employees and includes over 290,000 businesses, but on pages 93 and 99 you state that you intend to market your products to employers with 500 to 10,000 employees.
In addition, on page 99, you give 230,000 as the number of businesses in your target market. Please explain or rectify these discrepancies.
20. Please revise your disclosure on page 6 and page 106 so that the income figure you disclose includes the $1.6 million payment. You may then explain that there was a one-time $1.6 million payment.

Summary Unaudited Pro Forma Financial Information, page 9
21. If the reference is retained, please name the third-party valuation experts assisting in determining the fair value of assets and liabilities, update the "Expert" section of the filing, and include a consent.

Risk Factors, pages 14-37

General
22. Please consider grouping related risk factors together under three classified headings, instead of just two, such as risks related to your company, risks related to your industry and risks related to your offering.
23. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "adversely affected" and "material adverse affect" throughout the risk factor section. These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.
24. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business, such as "We will be dependent on independent agents and brokers to market many of our products." or describe an event that may occur in the future, such as "Our services may expose us to professional liability in excess of our insurance coverage." Succinctly state in your subheadings the risks that result from the facts or uncertainties. You may find it helpful to use an "if...then" approach to writing the subheadings, where "if" denotes the risk and the "then" discloses the specific adverse consequences of that risk. Please note that these risk factors have been provided only as examples. Please carefully review each subheading and revise as appropriate.

"If we are unable to implement our business strategy or operate our business as we currently expect, our business, results of operations or financial condition may be adversely affected." Page 14
25. Please revise your disclosure in this risk factor to emphasize that heretofore you have had a small presence in the southeastern U.S. targeting a niche market of small employers and groups, but that your business strategy hinges on transforming the Company into a national life and health insurance company targeting large employers.

"We may require additional capital in the future which may not be available on favorable terms or at all." Page 14
26. Please revise your disclosure in this risk factor to briefly describe your "business plan." This additional disclosure will help investors better understand the impact of a change in your capital resources or requirements.
27. To the extent practicable, please quantify your future capital requirements.
28. To the extent practicable, please indicate the amount you expect to borrow under a credit facility following the closing of this offering and what you expect to use such amounts for.

"We will depend on our key executives. We may not be able to hire and retain key employees or successfully integrate our new management team . . . ." Pages 14-15
29. Please revise to disclose the number of additional managers you expect to hire to implement your business strategy.
30. To the extent that you have experienced problems attracting and retaining key executives in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
31. Please state whether you maintain or will maintain employment contracts with key personnel and disclose the term and termination provisions of the same if applicable.
32. Please disclose whether you have key life insurance policies on any key employees.
33. Please tell us if it is the industry standard to have non-solicitation and non-compete clauses in employment agreements and whether any of your employees` contracts contain or will contain those clauses.

"Our future performance cannot be predicted based on the financial information included in this prospectus." Pages 15-16
34. Please revise to briefly explain here the key reasons why
Kanawha`s business is not representative of your primary business strategy. We believe this information here will provide more context to an investor reviewing this risk factor.

"Our services may expose us to professional liability in excess of our insurance coverage." Page 16
35. Please disclose your level of your insurance coverage. Please also disclose the cost to you of such coverage, if material.

"We will be dependent on independent agents and brokers to market many of our products." Pages16-17
36. Please disclose if you rely on any one particular agent, broker or group of either to sell or promote your products. To the extent that you have agents, brokers or groups of either that you are substantially dependent upon, file copies of any agreements with these parties as exhibits to your registration statement and revise your Business section to describe the material terms of these agreements.
37. To the extent that you have experienced difficulties in recruiting or hiring qualified agents and brokers, revise to discuss these difficulties.

"Our business, results of operations and financial condition may be adversely affected by many factors beyond our control . . . ." Pages
17-18
38. Please discuss the extent to which the factors you have enumerated have affected your business in the past. To the extent practicable, please quantity the impact these factors have had on your business.
39. You should also elaborate on the five general economic, financial and political conditions at the bottom of page 17 that may adversely affect your business. These bullet points, as written, are not sufficiently explanatory and should be expanded.

"The insurance and related businesses in which we will operate may be subject to periodic negative publicity . . . ." Page 18
40. Please discuss the extent to which negatively publicity has affected your business in the past.

"Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves . . . ." Page 19
41. Please revise to briefly describe your level of reserves for the past three fiscal years, whether those reserves have been adequate and whether you have made any adjustments to those reserves because of deficiencies.

"We may incur losses if there are significant deviations from our assumptions regarding the future persistency of our insurance policies." Page 20
42. Please revise this subheading to explain in clear and plain English what is meant by "persistency."
43. Please discuss the extent to which significant deviations from your assumptions regarding the persistency has affected your business in the past.

"We may incur environmental liability as a result of our mortgage loan portfolio and real estate investments or as a result of our ownership of real property." Pages 22-23
44. Please revise to state what percentage of your investments consists of mortgage loan portfolios and real estate investments.
45. Please revise to discuss any environmental liability problems you have had in the past.

"The indemnification available to us under the Kanawha purchase agreement may not be sufficient . . . ." Page 23
46. Please revise to disclose in this risk factor when the indemnification obligations of Kanawha`s shareholders and optionholders expire.

Catastrophe losses, including man-made catastrophe losses, could materially reduce our profitability and have a material adverse effect . . . ." Pages 23-24
47. Please discuss the extent to which catastrophe losses have materially affected your business in the past.

"The financial strength of Kanawha, which will be our insurance subsidiary, is rated by A.M. Best and S&P, and a decline in these ratings . . . ." Page 25

48. Please revise to indicate the rough percentage of Kanawha`s policies and contracts that allow clients to terminate if ratings are downgraded and describe the general nature of these agreements. In addition, it appears that some of Kanawha`s contracts that require ratings of "A" or better may already be triggered given Kanawha`s current rating of A _. Please explain.
49. In addition, please discuss any provisions in your reinsurance agreements that require you to transfer premiums into a trust for the benefit of reinsurers if a ratings agency were to downgrade your ratings.

"The failure to effectively maintain and modernize our information systems could adversely affect our business." Page 26
50. Please revise to explain the "significant resources" you expect to commit to maintain and enhance Kanawha`s existing information systems. To the extent practicable, please quantify any significant expenditures you expect to make.

"Failure to protect our clients` confidential information and privacy could result in the loss of customers, reduction to our profitability and/or subject us to fines and penalties." Pages 26-27
51. To the extent practicable, please disclose the cost you expect to incur to develop and implement a comprehensive written information security program and the amount of time it will take to implement such a program.

"We may be required to accelerate the amortization of DAC and VOBA, which would increase our expenses and reduce profitability." Page 27
52. Please revise to spell out the acronyms you refer to in this section, as this is the forepart of your prospectus where you should avoid the use of acronyms.

"Our business is subject to risks related to litigation and regulatory actions." Page 30
53. Please disclose the amount of your reserves for litigation.
54. Supplementally, please summarize for us the proceedings to which you refer in this risk factor, specifically, the "actions arising out of insurance and other related business operations " and "various regulatory investigations and examinations."

"Changes in regulation may reduce our profitability and limit our growth." Pages 32-33
55. To what extent are you already subject to the new regulatory requirements you provide as examples, the new time limits and the penalties regarding "unfair payment practices." Are these in the states Kanawha already operates or are these in states you expect to enter soon?
56. Please consider separating this risk factor based on the specific risks addressed. For example, you could provide a separate risk factor with an appropriate subheading that addresses the risks from changes in federal legislation and administrative policy.
57. Please clarify what you mean by "ERISA`s preemptive effect on state laws" and "ERISA`s preemption rules" on page 33.

"We may face losses if morbidity rates or mortality rates differ significantly from our pricing expectations." Page 34
58. Please revise to disclose the extent to which you have experienced losses in the past from morbidity rates or mortality rates differing significantly from your pricing expectations.

"If you purchase shares in this offering, you will experience immediate and substantial dilution." Page 35
59. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

"Future sales of shares of our common stock, including shares of common stock by our insiders, may depress the price of our common stock." Page 36
60. Please state how many shares are subject to the 180-day lock-up agreements.

"Anti-takeover provisions under Virginia state law and in our articles of incorporation and our bylaws may negatively affect the price per share of our common stock." Pages 36-37
"Applicable insurance laws may make it difficult to effect a change of control of us." Page 37
61. We note that numerous empirical studies have concluded that anti-takeover measures do not necessarily preclude unsolicited takeovers, have no major effect on the stock price of public companies not subject to takeover speculation, and may actually lead to higher takeover premiums for target companies. See, for example, R. Comment & G. Schwert, Poison or Placebo? Evidence on the Deterrence and Wealth Effects of Modern Anti-takeover Measures, 39 Journal of Financial Economics 3 (1995). Accordingly, it appears that the more significant risk to investors is how these measures may prevent or frustrate any attempt by shareholders to change the direction or management of the company. Please revise these headings and risk factors to disclose these additional risks.
62. Please consider combining these risk factors into one risk factor.


Special Note Regarding Forward Looking Statements, page 38
63. Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

Use of Proceeds, page 39
64. Please specify which general corporate purposes your proceeds will be used for. In that regard we note your disclosure on page 15 where you indicate you will use your proceeds for initial start-up costs, for working capital expenses, and to maintain required capital levels of your insurance subsidiary. Please also specify what type of working capital expenses your proceeds will be used for.
65. Please provide the approximate dollar amount that you plan to use for the purposes you identify pursuant to the previous comment and any other purposes, i.e. to maintain required capital and to comply with regulatory requirements.

Unaudited Pro Forma Consolidated Statement of Income, pages 45 and 46
66. In accordance with Article 11 of Regulation S-X, please present historical and pro forma basic and diluted per share data. In addition, please present the number of shares used to compute the historical and pro forma per share data.
67. Expand the discussion of each pro forma adjustment to include the computation of the adjustment amount if the computation is not readily apparent.

Selected Financial Data of Kanawha, page 51
68. Please present net income per common share (basic and diluted) and cash dividends declared per common share for each period presented.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 52-84

General
69. Currently, your MD&A overview is quite broad, discusses your business and discusses generally factors that may affect your business. In a release called "Commission Statement about Management`s Discussion and Analysis of Financial Condition and Results of Operations," the staff stated that "the development of MD&A disclosure should begin with management`s identification and evaluation of what information, including the potential effects of known trends, commitments, events, and uncertainties, is important to providing investors and others an accurate understanding of the company`s current and prospective financial position and operating results." Release Nos. 33-8056; 34-45321; FR-61 (January 22, 2002).
Accordingly, the MD&A overview should be a more focused discussion that highlights the key points that are covered in greater detail in the MD&A section, with emphasis on the key trend and analytical points. You may want to consider moving some of the discussion of certain trends in the section "The Life and Health Insurance Industry" to your MD&A. We may have further comments on your revisions.
70. Please revise your MD&A so that there is more focus on analysis as required by our recent MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that "MD&A requires . . . an `analysis` of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form. . .. . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." For example, please explain why your total investments increased as you discuss on page 66; why your business in force increased as you discuss on page 67; and why ceded reinsurance premiums increased as you discuss on page 67. These have been provided as examples only. Please review your entire MD&A and revise accordingly. We may have further comments.
71. Please revise your MD&A so that your disclosure is presented in "clear and understandable language" as required by our recent MD&A Release No. 33-8350. For example, we believe that your discussion regarding your premiums on pages 65-66, 69-70 and 73 is difficult to follow.

Deferred Acquisition Costs, page 56
72. Expand the discussion of this Critical Accounting Policy to disclose the methodology and assumptions used in computing amortization of deferred acquisition costs. If assumptions differ significantly by product type or year off issuance, disclosure by product type or by year should be presented.

Results by Business Segment, page 60
73. Explain why 2004 expenses in the Third-Party Administration
Business (page 61) have decreased from 2003 expenses when revenue increased. Similarly, explain the same change for 2003 as compared to 2002.


Consolidated Results of Operations, page 61

Premiums, page 65, 69 and 73
74. Consider using a table to reflect changes in sales and premiums (direct, assumed, ceded), in order to simplify the presentation for the investor.
75. Please specify whether increases/decreases in sales and premiums from period-to-period were a result of volumes or prices.

Ceded Reinsurance, pages 78-79
76. Please file your reinsurance agreements with the companies you have identified here and in your business section (page 104) as exhibits. If you feel that any of your reinsurance agreements are not material, please supplementally advise us.
77. It appears that the large increase of your recoverable balance between 2003 and 2002 was due to your contract with Madison National Life Insurance Company. If so, please revise your disclosure here to explain.

Liquidity and Capital Resources, pages 79-83
78. To the extent practicable, please quantify the amount of your expected expenditures for marketing and sales activities.
79. We note that you intend to develop an internal sales force to market your worksite insurance business nationwide and that you view this as a critical factor to your success. Please quantify the capital resources you expect to devote to developing this internal sales force.

Cash Flows, page 80
80. Please provide a more robust discussion of your changes in cash flows from operating, investing and financing activities from period-to-period. It appears that your explanation is very high-level and does not address the significant changes in operating assets and liabilities. Please include an explanation of the changes in line items on the statement of cash flows in a manner that explains the underlying transactions that affect the individual line items presented. Your discussion should address what used cash and what provided cash within your operating cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release. You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm. For example, explain why although net income increased in 2003 as compared to 2002, cash was provided by operations in 2002 but cash was used in operations in 2003.
81. Explain the significant increase in 2003 from funds held in suspense.

Commitments and Contingencies, page 81
82. We note that the Company has not included its loss reserves to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves. In addition please revise your "Sources of Funds" discussion to address the impact of the factors that impact liquidity at the subsidiary level including the impact of these payments on that liquidity.

Asset and Liability Management, page 82
83. Please include in MD&A a more robust discussion of the more likely than not impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure, please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.
84. You have significant unrealized losses on your investments as of December 31, 2003.
Disclose the following as it relates to the securities with an unrealized loss:

* Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;

* Consider providing a separate table that separately discloses at a minimum a) investment grade fixed maturity securities, b) non-investment grade fixed maturity securities and c) equity securities. For each class of securities, depict the length of time the securities have continuously been in an unrealized loss position showing the carrying value and the dollar amount of the unrealized losses using separate aging categories (e.g. less than six months, six months to 12 months, over 12 months to 24 months, over 24 months to 36 month etc...). If meaningful in your circumstances, consider providing further categorization for each of the preceding aging categories depicting how much "under water" the unrealized loss is by showing separate categories of unrealized losses as a percentage of carrying value (e.g. less than 20%, 20% to 50%, greater than 50%), while still showing the dollar amount of carrying value and unrealized loss for each further category;

* Disclose any concentrations in the types of securities or industries that exist;

* Identify the type, carrying value and unrealized loss of individual material underwater securities;

* For securities that you sold during the year at a loss, disclose:

* the amount of the loss recorded and the fair value at the sales date,

* facts and circumstances giving rise to the loss and the sale,

* the period of time that the security had been continuously in an unrealized loss position; and why that sale doesn`t contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.


Our Company, pages 90-110

General
85. Please note that Item 101(e) of Regulation S-K encourages you to provide your Internet address if available.

Worksite Insurance Business, page 91
86. We note that on page 91 you state that "Kanawha`s insurance products are marketed primarily by independent insurance agents to employers and other groups." However, on page 92 you state that "The majority of Kanawha`s worksite marketing business is marketed through an independent sales force . . . ."  These statements taken together are confusing.  Please explain.
87. Please revise your disclosure at the bottom of page 94 to clarify what you mean by the bullet points "pre-qualification and selection of vendors and benefits" and "simplified underwriting procedures."

Third-Party Administration Business, page 96
88. Please disclose the total number of employees staffing your third-party administration business as well as each individual segment, i.e., insured products administration, self-funded health care plan administration, etc.

Competitive Strengths, page 97
89. Please delete your characterization that the management team has a "proven track record" or provide the basis for such a statement in the disclosure that follows.
90. It appears from your disclosure that Kanawha`s existing management will serve dual roles after the offering as officers of Kanawha and the new holding company, KMG. If this is correct, please make this clear.
91. Please explain on page 98 why your tele-underwriting program is a risk-management tool, rather than just a convenience for you and your customers.
92. Please also explain why your electronic billing service enables the Company to collect "more accurate data regarding eligibility of insureds." What is it more accurate than and why is this billing service be relevant to determining the eligibility of insureds?

Risk Management and Underwriting, page 102
93. Please be more specific abut Kanawha`s "unfavorable loss experience on certain blocks of long-term care" at the bottom of page 102.
94. On page 104 where you discuss reinsurance for individual and group worksite term life insurance products, please clarify what it means to reinsure on a "50% co-insurance basis". We think this added disclosure will clarify your relationship with Hannover Re as well as help the reader understand your other reinsurance arrangements discussed on this page.

Investments, page 106
95. Provide the figures on the performance results of your debt and equity portfolios (along with comparative performance of the Lehman Brothers Global Bond Index and the S&P 500 Index) for the year ended December 31, 2003 and the first three months of fiscal year 2004. If you choose, you may divide your total debt portfolio into sub-portfolios and provide several comparable indexes. If there are other indexes that you use as benchmarks that you believe would be more appropriate, please identify the applicable index and briefly explain, on a supplemental basis, why you believe it to be better than those requested.
96. Please disclose the percentage of your fixed maturity securities that are short and long-term, respectively and provide the weighted average of the interest rate on each category.
97. We note on page 107 that you state, as of March 31, 2004, that 87.7% of the fair value of Kanawha`s total invested assets were held in fixed maturity securities and that approximately 13.0% of the carrying value of Kanawha`s total cash and invested assets were held in illiquid securities. If you are using "fair value" and "carrying value" interchangeably, please advise. Otherwise, please put your holdings of illiquid securities in terms of fair value.
98. Please disclose whether and to what extent your holdings are currently comprised of financial futures, forwards, options, swaps and other derivatives.

Financial Strength Ratings, page 109
99. We note your discussions with A.M. Best. If you have had similar discussions with S&P, please so disclose.

Legal Proceedings, page 110
100. Please provide us your analysis as to why you believe your current legal proceedings will not have a material adverse effect on your financial position. Please revise your disclosure to state your basis for such conclusion. For example, is your conclusion based on the fact that you have adequate reserves for any losses your may experience from these legal proceedings, your belief that the outcomes of these legal proceedings will be favorable to you or your belief that any losses you may suffer from the outcomes would be immaterial.

Management, pages 127-142
101. Please revise your disclosure so that you have described the business experience during the past five years of each of your officers, directors and nominees as required by Item 401(e) or Regulation S-K. For example, we note that you state that Mr. Kuk was self-employed from 2001 until 2004. This disclosure should be expanded to describe his business experience during those years. Please revise throughout where applicable.
102. Please confirm to us that none of your named executive officers currently have any outstanding stock options of KMG America or Kanawha.

Certain Relationships and Related Transactions, pages 143-144
103. Please file your related party contracts as exhibits to your registration statement or provide us your analysis as to why they are not material contracts.
104. Please name the shareholders of Kanawha who control the Springs
Company.
105. Please name Kanawha`s directors and shareholders who have mortgage loans and the amount held by each person named to the extent you are required to by Item 404 of Regulation S-K.

Shares Eligible for Future Sale, page 150
106. Please state the number of shares held by affiliates.
107. Please describe the factors that will be considered by the Friedman, Billings & Ramsey in determining whether to waive the restrictions contained in the lock-up agreements referenced in this section.

Underwriting, pages 154-157
108. We note that you intend to do a "directed share offering." Please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule
134.  We may have further comments.
109. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
110. We note that your underwriters may deliver a prospectus electronically or otherwise offer and/or sell securities electronically. Please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
111. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

Exhibits
112. It appears that your coinsurance agreement with Madison National Life Insurance Company that you first discuss on page 24 is a material contract. Please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.
113. It appears to us that your contract with outside investment manager that resulted in a $1.6 million payment may be a material contract. We understand that this contract will be terminated, but please note that under Item 601(b)(10) of Regulation S-K if the contract was entered into not more than two years before the filing of your registration statement, it can still be a material contract. Please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.
114. It appears to us that your outsourcing agreement with CGI Group, Inc. that you discuss on pages 68, 109 and 110 may be a material contract. Please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.
115. Please tell us if you have an agreement with Mutual of Omaha regarding your Medicare supplement insurance. If so, please file this agreement as an exhibit or provide us your analysis as to why it is not material contract.
KMG America`s Accountants Report, page F-2
116. In order to comply with Article 2 of Regulation S-X, please have your independent accounting firm provide you with a signed report to include in your filing.

Kanawha Financial Statements

Note 1: Stock-Based Compensation
117. Disclose the assumptions used in the computation of stock-based compensation under the fair value based method and the grant-date fair value as required by paragraph 47b and 47d of FAS 123. In addition, explain to us, and in the disclosure, why compensation under FAS 123 in 2003 is less than compensation in 2001 when the number of shares in the granted in the Performance Share Plan in 2003 was five times the number granted in 2001.

Note 2: Investments
118. You state that losses on three bonds with unrealized losses greater than 20% were deemed temporary due to the longer maturity dates. We do not believe that long maturity dates are sufficient to deem a loss as temporary if you will not collect the amounts due when due. Please revise your financial statements or the disclosure to clearly state why the losses are deemed other than temporary.
119. Provide the disclosures required by FAS 114 and 118 related to your mortgage loans or tell us why the disclosures are not required.

Note 4: DAC and VOBA, page F-38
120. Please disclose the amount of interest accrued on the unamortized VOBA balance for each year presented as required by EITF 92-9.

Note 6: Reinsurance, F-39 to F-41
121. Please revise your reinsurance table to reflect the amounts associated with your direct business, including: aggregate life, annuity and accident and health reserves, policy and contract claims, and premiums. Refer to paragraph 27b of FAS 113.
122. Throughout your document, you discuss coinsurance agreements with third parties, for which amounts are held in trust. Please supplementally tell us whether you have considered SFAS 133 Implementation Issue B36 (DIG Issue B36) relative to these investment assets held in trust.

Note 7: Federal Income Taxes
123. Explain why no provision for state income taxes has been made, if true, or revise the financial statements as necessary.

Note 9: Unpaid Claims, page F-44
124. The reconciliation should agree to the accident and health reserves liability on your balance sheet and reflect reinsurance.
Refer to paragraph 11 of SOP 94-5.

Note 16: Business Segments
125. Disclose whether operating segments have been aggregated or state that these are the segments reviewed by management. Refer to paragraph 26 of FAS 131.

Schedules
126. In accordance with Rule 7-05 of Regulation S-X, please present the following schedules:
* Schedule I: Summary of investments-other than investments in related parties
* Schedule IV:  Reinsurance
* Schedule V:  Valuation and qualifying accounts


*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Whitnie Story at (202) 824-5385 or Lisa Vanjoske
(202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or Dan Greenspan at (202) 942-2974 with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Daniel M. LeBey, Esq.
Melvin E. Tull, III
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 E. Byrd Street
Richmond, Virginia 23219-4074
Mr. Kenneth U. Kuk
August 31, 2004
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